Exhibit (a)(3)

[E-MAIL DELIVERED TO ALL ELIGIBLE SEEBEYOND EMPLOYEES]

Human Resources is in the process of sending all employees a report of their individual stock option grants as of November 18, 2002.  The reports will be mailed to your home address this week.

International employees:  you may experience a slight delay as your information will be sent to the Human Resources representative in your region for distribution.